October 26, 2017

Dear Fellow Shareholder:

On behalf of Amarc’s Board of Directors, and in anticipation of the upcoming Annual General Meeting ("AGM") on November 22, 2017, I am pleased to provide you with a review of our activities over the past year and our expectations for the year ahead. Additional information can be found within the Company’s year-end financial statements, which are available at www.sedar.com or www.amarcresources.com.

Please find enclosed proxy materials containing information pertinent to the business to be addressed at the AGM, along with a description of the Company, its Directors and related matters. Should you have questions concerning the proxy materials, please contact me at 1-800-667-2114 or by email at info@hdimining.com.

Over the past 12 months, the Amarc team has worked diligently to combine highly promising projects, financing and timely permitting with successful management to build a solid corporate platform on which to launch value creation through our exploration and development programs, which are now ongoing and are to be fully reported upon by year end. We have utilized our in-house expertise, and our association with Hunter Dickinson Inc. (“HDI”) with its global success in the discovery and development of porphyry copper deposits, to capitalize on weaker markets and assemble a strong portfolio of high-quality copper districts in British Columbia (“BC”) named IKE, JOY and DUKE.

The 100% owned IKE, JOY and DUKE copper districts, as well as the more recently acquired PINE property, represent opportunities for exploration and discovery in respect to new areas such as IKE, or through new approaches to exploration in extensions to known copper districts such as the JOY and PINE that are adjacent to the Kemess Mine District. The Kemess District and its extensions are well known to the Hunter Dickinson and the Amarc technical team as we were the first to develop its porphyry potential acquiring both the early-stage Kemess South and Kemess North prospects and advancing them into significant porphyry copper-gold deposits, with Northgate Minerals taking our Kemess South discovery into production and AuRico Metals in permitting on the Kemess Underground (the former Kemess North).

We believe our focus on acquiring high potential new projects especially during the downturn in our industry makes Amarc stand out among its peers, and is a key reason why our Company has continued to attract the attention of major mining companies that also recognize the importance of finding new mineral deposits.

Making a new discovery requires creativity and tenacity, as well as solid investment over the longer-term. In that regard, we have developed partnerships with Hudbay Minerals Inc. (“Hudbay”) to advance IKE and JOY. In addition to being an effective way to minimize dilution to our current shareholders, the frameworks established in these agreements provide for significant expenditures at IKE and JOY over the next four years – including 2017 – as well as allowing for the expeditious advancement of each project from exploration to development. We are pleased to be combining our proven porphyry copper discovery track record with Hudbay’s acknowledged capabilities as a first-class mine builder and operator.

The IKE District is located near the historical mining community of Gold Bridge in southern BC. As you know, Amarc has made a significant new porphyry copper-molybdenum-silver discovery at IKE. Some 12,000 metres of drilling completed in 21 wide-spaced core holes indicate potential for extensive resource volumes that remain open to expansion in all directions. In addition to which surface surveys have continued to delineate expansive extensions to the area already drilled. Extensive regional surveys had also identified numerous porphyry copper (±molybdenum±gold±silver) targets within 10 km of the IKE deposit. In 2017, in partnership with Hudbay, we took the opportunity to explore some of these other targets in the IKE District. This year’s $3.3 million program included surface surveys and drilling. Analytical and compilation work is currently underway, and we look forward to reporting the results in late November.

Amarc’s JOY Project is located some 25 km north of AuRico Metals Inc.’s porphyry copper-gold Kemess East project and Kemess Underground development project, which is in the final permitting stage. Our analysis of prospecting-style work carried out by prior operators plus more recent soil surveys shows substantial porphyry copper-gold deposit targets across the property. Hudbay shares our excitement about the potential to make a new discovery at JOY, leading to the 2017 agreement. We expect to release results from this year’s $1.9 million program of surface surveys and drilling in late November.

In August, Amarc also acquired the right to purchase 100% of the PINE property. PINE expands the potential of JOY as it extends south from JOY to the prolific Kemess District. PINE also combines highly favorable geology with compelling results from historical surface sampling, which when combined with information from geophysical surveys and drilling by past operators reveal a number of significant gold-copper deposit targets, including the Pine gold-copper deposit that has a historical resource. In fact, the extensive copper-gold porphyry targets on JOY extend onto the PINE property. We plan to begin exploration at PINE in 2018.

Amarc’s DUKE Deposit and District is located in northern BC near the former Bell copper-gold mine. Past operators explored the DUKE porphyry copper deposit with surface geochemical and geophysical surveys, as well as 30 shallow diamond drill holes, many of which intersected significant lengths of porphyry copper-molybdenum-silver-gold mineralization and bottomed in mineralization. There are also multiple second-order porphyry copper deposit targets on the Amarc ground. DUKE represents the type of copper project that HDI has had tremendous success with over the years. As a result, Amarc is funding initial drill testing of the DUKE deposit, which will commence this month.

Base metal prices have improved in 2017 on the back of a period of sustained global growth. Infrastructure development in China, and in particular, expansion of its power grid, continues to be the main driver of demand for copper, with some support from growing US residential construction, while lower mine production and fewer new projects is expected to limit copper supply for the next several years. Each of Amarc projects is a district play with a number of high-quality exploration targets clustered in a region, increasing its potential to host significant new bulk tonnage copper mines. Each project is proximal to industrial infrastructure, power, rail and highways - key elements for their development. As such, Amarc is well-positioned to both discover and develop the new deposits that will meet the growing need for copper.

Amarc’s ongoing commitment to high performance in all areas of our work assists us to acquire and advance projects. Management and project teams engage constructively with governments, stakeholders and First Nations toward the responsible development of our projects. Our programs are carefully planned to achieve high levels of environmental performance and to bring local benefits, including opportunities for employment, contracting and training for local people. We believe that the best way to advance projects is in an atmosphere of openness, constructive discussions and mutual respect.

In closing, I would like to thank you for your continued support and confidence in our management team and Board, and to assure you that we are steadfast to the goal of creating value and growth in the Company. As a fellow shareholder, I am truly excited about the opportunity for discovery of important copper deposits.

The upcoming Annual General Meeting provides is an occasion to discuss the work the Company has completed over the past year as well as the details of our plans moving forward. The meeting will be held on November 22, 2017 at 2:00 PM (Pacific Time) at the Company’s head office on the 15th floor - 1040 West Georgia St., Vancouver, BC, Canada.

I look forward to speaking with you then. If you are unable to attend, please complete and return your proxy.

Yours truly,

Diane Nicolson

Diane Nicolson
President